THURSDAY

	Avg Check	# of Patrons	# of Orders	Total Sales	TOTAL FOOD SALES	TOTAL BEV SALES
Lunch		65				
Food	$17.70		65	$1,150.50		
Beverage	$6.00		65	$390.00		
Take-out	$16.00	8	8	$128.00		
Dinner		120				
Food	$20.25		120	$2,430.00		
Beverage	$14.00		120	$1,680.00		
Take-out	$16.00	12	12	$192.00		
Bar/Lounge						
Food						
Beverage					$3,900.50	$2,070.00
# Patrons per Day (excludes Take-out orders)		185	Total # Orders	205	Occupancy Ratio All Day	2.6

FRIDAY

	Avg Check	# of Patrons	# of Orders	Total Sales	TOTAL FOOD SALES	TOTAL BEV SALES
Lunch		90				
Food	$18.55		90	$1,669.50		
Beverage	$9.00		90	$810.00		
Take-out	$16.00	10	10	$160.00		
Dinner		140				
Food	$20.25		140	$2,835.00		
Beverage	$14.00		140	$1,960.00		
Take-out	$16.00	20	20	$320.00		
Bar/Lounge						
Food						
Beverage					$4,984.50	$2,770.00
# Patrons per Day (excludes Take out orders)		230	Total # Orders	260	Occupancy Ratio All Day	3.3

SATURDAY

	Avg Check	# of Patrons	# of Orders	Total Sales	TOTAL FOOD SALES	TOTAL BEV SALES
Lunch		105				
Food	$19.40		105	$2,037.00		
Beverage	$12.00		105	$1,260.00		
Take-out	$16.00	10	10	$160.00		
Dinner		210				
Food	$20.25		210	$4,252.50		
Beverage	$14.00		210	$2,940.00		
Take-out	$16.00	20	20	$320.00		
Bar/Lounge						
Food						
Beverage					$6,769.50	$4,200.00
# Patrons per Day (excludes Take out orders)		315	Total # Orders	345	Occupancy Ratio All Day	4.5

WEEK TOTALS

Food Sales	$25,438.10	50	Weeks	$1,271,905.00
Beverage Sales	$13,576.00	50	Weeks	$678,800.00
Overall	$39,014.10		Total Year	$1,950,705.00

The numbers in this file are projections and cannot be guaranteed.